SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC 20549




                                 FORM 11-K


     (Mark One)
     [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

     For the year ended December 31, 1995

                                        OR


     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


     For the transition period from________________  to_____________




     Commission file number 1-8353



                NUI CORPORATION SAVINGS AND INVESTMENT PLAN



                              NUI Corporation
                             550 Route 202-206
                               P.O. Box 760
                    Bedminster, New Jersey  07921-0760















                              NUI CORPORATION

                        SAVINGS AND INVESTMENT PLAN


           FINANCIAL STATEMENTS AS OF DECEMBER 31, 1995 AND 1994

                               TOGETHER WITH

                             AUDITORS' REPORT





                                 NUI CORPORATION

                           SAVINGS AND INVESTMENT PLAN

                          INDEX TO FINANCIAL STATEMENTS

                            DECEMBER 31, 1995 AND 1994





                                                                 Page


     Report of Independent Public Accountants


     Financial Statements:

          Statement of Net Assets Available for Benefits            1

          Statement of Changes in Net Assets Available for Benefits 2

          Notes to Financial Statements                           3-6


     Supplemental Schedules:

          I  - Item 27a-Schedule of Assets Held for Investment
               Purposes at December 31, 1995                        7

          II - Item 27d-Schedule of Reportable Transactions for the
               Year Ended December 31, 1995                         8



     All other supplemental schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and the applicable regulations issued by the Department of Labor.


                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


     To the Administrative Committee of the
     NUI Corporation Savings and Investment Plan:

     We have audited the accompanying statement of net assets available for benefits of the NUI Corporation Savings and Investment Plan ("Plan") as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


     June 27, 1996                                 ARTHUR ANDERSEN LLP
     New York, New York


                              NUI CORPORATION
                        SAVINGS AND INVESTMENT PLAN
              STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                            As of December 31,
                                                     1995          1994

ASSETS
Investments at market value
     Wells Fargo Bank:
         Insured Money Market Fund                    $         $    2,640
                                                       2,670
         Income Accumulation Fund                  6,532,935     6,785,963
         Asset Allocation Fund                     4,162,780     2,857,786
         Growth Stock Fund                         2,578,921     1,754,052
         S&P 500 Stock Fund                        2,371,301     1,543,611
         KCS Stock Fund                            3,705,347     4,103,996
         NUI Stock Fund                           11,415,474     8,135,588
     Loans to Participants                           839,389       890,202
                                                  ----------    ----------

Net Assets Available for Benefits                $31,608,817   $26,073,838
                                                  ==========    ==========

                The accompanying notes to financial statements are an
                          integral part of this statement.

                                               NUI CORPORATION
                                         SAVINGS AND INVESTMENT PLAN
                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                     For the Year Ended December 31, 1995


                                              Insured     Income
                                              Money       Income         Asset        Growth
                                              Market      Accumulation   Allocation   Stock
                                     Total    Fund        Fund           Fund         Fund


   Additions to Net Assets
   Attributable to:
    Investment Income:
     Net Appreciation/
     (Depreciation)
     in Market Value of
     Investments                $3,941,84    $           $             $758,946       $443,190
    Interest                      491,132         265      422,559            -              -
    Mutual Fund Income            496,231           -            -      140,096        275,972

      Contributions:
          Participants'         1,612,434           -      275,897      223,836        166,652
          Employer's, Net         493,642           -            -            -              -
          Rollovers                86,650           -        2,145       17,355         24,705
                                   ------        ----        -----      -------        -------
      Total Additions           7,121,935         265      700,601    1,140,233        910,519
                                --------     --------     --------   ----------        -------

   Deductions from Net
   Assets Attributable to:
      Benefits Paid to        (1,572,494)      (1,174)    (538,861)    (176,852)      (213,673)
      Participants
      Expenses                   (14,462)      (1,748)      (3,579)      (2,069)        (1,380)
                                --------       ------       ------       ------         -------

      Total Deductions        (1,586,956)      (2,922)    (542,440)    (178,921)      (215,053)
                               ---------       ------      -------      -------        -------

   Interfund Transfers                -         2,687     (411,189)     343,682        129,403
                               ---------       ------     --------      -------        -------
   Net Increase(Decrease)      5,534,979           30     (253,028)   1,304,994        849,869

   Net Assets Available for
    Benefits at
      Beginning of the       26,073,838        2,640     6,785,963    2,857,786      1,754,052
      Year                   ----------       ------     ---------    ---------      ---------

   Net Assets Available
   for Benefits at
      End of the Year      $31,608,817       $2,670     $6,532,935  $4,162,780      $2,578,921
                            =========         =====      =========   =========       =========


                                  S&P 500       KCS Stock    NUI Stock    Loans to
                                  Stock Fund    Fund         Fund         Participants

   Additions to Net Assets
    Attributable to:
     Investment Income:
      Net Appreciation
      (Depreciation)in Market
       Value of Investments      $  532,230   $(270,416)    $2,477,896     $      -
      Interest                            -           -              -        68,308
      Mutual Fund Income             80,163           -              -             -
     Contributions:
      Participants'                 156,593           -        789,456             -
      Employer's, Net                     -           -        493,642             -
      Rollovers                      42,445           -              -             -
                                    -------     -------      ---------        -------
         Total Additions            811,431    (270,416)     3,760,994        68,308
   Deductions from Net
    Assets Attributable to:
      Benefits Paid to
       Participants                (86,344)    (98,215)      (419,245)       (38,130)
      Expenses                      (1,179)       (380)        (4,127)             -
                                   --------   --------      ---------        -------
         Total Deductions          (87,523)    (98,595)      (423,372)       (38,130)

   Interfund Transfers             103,782     (29,638)       (57,736)       (80,991)
                                   -------     --------     ---------       --------
   Net Increase(Decrease)          827,690    (398,649)     3,279,886        (50,813)

   Net Assets Available for
    Benefits at
     Beginning of the year       1,543,611   4,103,996      8,135,588        890,202
                                 ---------   ---------      ---------        -------

   Net Asets Available for
    Benefits at
     End of the year            $2,371,301  $3,705,347    $11,415,474       $839,389
                                 =========   =========      =========        =======



                       The accompanying notes to financial statements are an
                                   integral part of this statement


                                     NUI CORPORATION
                               SAVINGS AND INVESTMENT PLAN
                              NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31,1995 and 1994



            1. Summary Description of the Plan

               The NUI Corporation Savings and Investment Plan (the
            Plan) is a defined contribution plan covering eligible employees of NUI Corporation and its subsidiaries (the Company). The Plan, as amended, conforms to the requirements of the Employee Retirement Income Security Act of 1974, as amended. The following description provides only general information. See the Plan agreement for a more complete description. See Note 5 for a discussion of Plan amendments.

               The Plan allows eligible employees who participate to
            make "basic" contributions of up to 6% of their annual base pay, which are matched by contributions by the Company. Participants investing in the NUI Stock Fund are matched by the Company at 50% of their "basic'' contributions. "Basic" contributions invested in all other funds are matched by the Company at 40%. The matching percentage cannot be less than 25%. Participants may make additional contributions of up to 10% of their annual base pay, providing these contributions do not exceed limits imposed by the Internal Revenue Code of 1986, as amended (the Code). These additional contributions are not matched by the Company. Contributions may be made on a before-tax or after-tax basis as permitted by tax regulations.

               Company contributions are invested in the NUI Stock
            Fund, unless the participant has reached age 55, whereby they can direct the investment of these contributions into any fund. Participant contributions may be invested in the following funds: Income Accumulation Fund, Asset Allocation Fund, Growth Stock Fund, S&P 500 Stock Fund and the NUI Stock Fund, as designated by the participants. A Plan participant is vested at all times in the amount of his/her contributions and earnings thereon. A participant becomes 50% vested in the Company contributions after 36 months of service, 75% after 48 months of service and 100% after 60 months of service. An eligible employee with five or more years of service with the Company becomes fully vested upon entering the Plan. A participant also becomes fully vested upon attaining his/her normal retirement date as an employee, or upon his/her death or disability. Forfeitures of a participant's non-vested account balances can be used to pay Plan fees and/or reduce Company contributions, as directed by the Plan Administrator. Forfeitures during the year ended December 31, 1995 were $4,546.


               Participants may borrow up to 50% of the value of the vested portion of their accounts, excluding the Company match portion of their accounts, as calculated on the effective date of the loan up to a maximum of $50,000. The interest rate is the prime rate plus 1% at the time of the loan. The term of the loan cannot exceed five years, nor be less than one year.
        If a participant's employment is terminated for any reason, the remaining unpaid loan balance becomes immediately due and payable, and if unpaid, may become a taxable distribution. Loan repayments are credited to a participant's account based upon the participant's investment election for new contributions.

               Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to terminate the Plan or completely discontinue contributions. Upon either of these two events, all employees would become 100% vested. Benefits would be distributed to participants upon termination of the Plan.

               In 1988, certain NUI subsidiaries participating in the Plan were spun off to shareholders as KCS Energy, Inc. (KCS).
        For each share of NUI common stock outstanding, one share of KCS common stock was issued. KCS participants held approximately 15.9% of Plan assets as of June 1, 1988, the effective date of the spin-off. As a result of the spin-off, KCS participants, through the KCS Stock Fund, can maintain their balances in the Plan as of the date of spin-off; however, they cannot make further contributions to the Plan and may withdraw their balances in accordance with the withdrawal provisions of the Plan.

     2.   Significant Accounting Policies

          The financial statements have been prepared on the accrual basis of accounting.

          The Plan's investments in each Investment Fund are maintained in shares/units and are reflected in the accompanying Statement of Net Assets Available for Benefits at market value. The market value of the Insured Money Market Fund and loans to participants is based on cost which approximates market value. The market value of the Income Accumulation Fund is determined in good faith and in the best judgment of the investment officers of Wells Fargo Bank, N.A. (Wells Fargo) in accordance with accepted accounting practices, applicable law and regulations, and procedures formulated by Wells Fargo. The market value of the Asset Allocation, Growth Stock and S&P 500 Stock Funds is based on the Funds' published quotation. The market value of the KCS and NUI Stock Funds is based on published market quotations of the Funds' underlying assets. Purchases and sales of assets are reflected on a trade-date basis. The value of a share/unit is determined daily by dividing the value of each Investment Fund by its total number of outstanding shares/units.

          The following is a summary of the share/unit values and shares/units outstanding as of December 31, 1995 and 1994:


                                    1995                1994
                          Share/Unit    Shares/Units  Share/Unit  Shares/Units
                            Value       Outstanding     Value     Outstanding

     Income Accumulation    $12.42       525,972         $11.65      582,661
     Fund
     Asset Allocation       $11.75       354,279         $ 9.46      302,092
     Fund
     Growth Stock Fund      $13.86       186,069         $11.22      156,333
     S&P 500 Stock Fund     $13.44       176,436         $10.17      151,781
     KCS Stock Fund         $  5.65      655,814         $ 6.07      676,111
     NUI Stock Fund         $  7.56   1,509,983          $ 5.86    1,338,326


          In accordance with generally accepted accounting principles, distributions are recorded when paid. There were no distributions payable to participants at December 31, 1995 and 1994.

          Recordkeeping, Investment Fund Election Changes and Loan fees are paid by the participants from their accounts. Investment Management fees are also paid by the participants and are included as a reduction of the investment return. All other fees of the Plan (e.g. legal, accounting, tax, etc.) are paid by the Company.

          Plan assets are invested in various mutual funds, any of which could from time-to-time utilize financial derivatives. Generally accepted accounting principles require the investment managers of such funds to list in their financial statements the amount and purpose of such derivatives. Upon request, participants can be provided with copies of the funds' financial statements directly from Wells Fargo and should refer to these for information on this issue. Derivative securities are not used for speculative purposes. When derivatives are used, it is simply to manage a fund into a market-neutral position, to attempt to match the return of a stated benchmark.

     3.   Investment Funds

          Wells Fargo is the Trustee, Recordkeeper and Custodian of the Plan. Effective January 1, 1996, BZW Barclays Global Investors, N.A. acquired
     Wells Fargo and assumed these duties. The Plan consists of six separate funds (Investment Funds) as follows:

          Income Accumulation Fund - This fund seeks to provide a stable return while preserving value by investing in U.S. government and agency securities, and other short-term fixed-income securities.

          Asset Allocation Fund - This fund seeks to achieve a high level of long-term total return at reasonable risk by shifting investments among three asset classes: common stocks, U.S. Treasury long-term bonds and money market instruments.

          Growth Stock Fund - This fund seeks to provide investors an above-average rate of return by investing primarily in small and medium-sized companies whose growth rates in earnings and revenues are expected to be above average.



          S&P 500 Fund - This fund seeks to achieve a long-term total rate of return approximating the total rate of return of the stocks comprising the S&P 500 index.

          KCS Stock Fund - This fund is no longer designated as available for investment by participants. Existing investments and earnings thereon may continue to be invested in the KCS Stock Fund until withdrawn or transferred to another fund in the Plan.

          NUI Stock Fund - This fund is invested and dividends are reinvested in common stock of NUI Corporation.

          The Plan also uses an Insured Money Market Fund as a pass-through of amounts in and out of the Investment Funds. The balance in this Fund of $2,670 represents Plan forfeitures which were unallocated as of December 31, 1995.

          Interest and other income earned by the Investment Funds are reinvested by the Trustee in accordance with the terms of the Plan.


     4.   Federal Income Taxes

          The Internal Revenue Service issued a determination letter, dated July 22, 1995, which stated that the Plan, as designed, met the requirements of Section 401 (a) of the Code and was exempt from taxation.

          Under present Federal income tax law, a participant is not taxed currently on any before-tax contributions or Company contributions to the Plan, income earned by the Plan, or gain on the sale of securities held by the Plan until the participant's account is distributed to him/her or made available to him/her without restriction. Participants are taxed currently on the amount of their after-tax contributions.


     5.   Plan Amendments

          Effective June 1, 1995, the Plan was amended to include the non-union employees of the Company's City Gas Company of Florida division (City Gas). Any City Gas participants who were formally participants in the City Gas Company of Florida Employee Stock Ownership Plan as of March 31, 1995 shall be fully vested in his/her account balance at all times. In addition, the Plan was amended for all eligible employees to eliminate the twelve months of service requirement to participate in the Plan.


     EIN #22-1869941                                          Schedule I
     PLAN #002

                                     NUI CORPORATION
                               SAVINGS AND INVESTMENT PLAN
                              ITEM 27a - SCHEDULE OF ASSETS
                              HELD FOR INVESTMENT PURPOSES
                                  AT DECEMBER 31, 1995



     Identity of     Description                                    Current
     Issue           of Investment     Shares/Units      Cost       Value


     Wells Fargo     Insured Money
     Bank*

                     Market Fund                ---      $2,670      $2,670

                     Income
                     Accumulation          525,972   $6,532,935   $6,532,935
                     Fund

                     Asset Allocation      354,279   $3,616,766   $4,162,780
                     Fund

                     Growth Stock          186,069   $2,254,356   $2,578,921
                      Fund

                     S & P 500 Stock       176,436   $1,921,477   $2,371,301
                     Fund

                     KCS Stock Fund        655,814   $6,534,758   $3,705,347

                     NUI Stock Fund      1,509,983  $13,980,418  $11,415,474

     Participant     Loans, at
     Loans           Interest
                     Rates Ranging
                     from

                     7.0% to 10.0%              -     $839,389    $839,389




 *  Represents a party in interest for the year ended December 31, 1995.



                  The accompanying notes to financial statements are an
                             integral part of this schedule.


     EIN #22-1869941
     PLAN #002

                                 NUI CORPORATION
                           SAVINGS AND INVESTMENT PLAN
                  ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                       FOR THE YEAR ENDED DECEMBER 31, 1995



         Identity       Description      No. of     Purchase       No. of
         of Party         of Asset     Purchases      Price         Sales

     Series of transactions with
     Wells Fargo Bank, involving
     securities that, in the
     aggregate, exceed 5% of the
     plan assets as of the
     beginning of the year:

     Wells Fargo
     Bank             Income
                      Accumulation
                      Fund                 83         $584,928       82

                      NUI Stock Fund      107       $1,451,848       71





     Identity of  Description  Selling     Cost of     Current       Net Gain
     Party        of Asset     Price       Asset       Value         or(Loss)
                                                       of asset on
                                                       Transaction
                                                       Date

     Wells Fargo  Income        $1,260,515  $1,260,515   $1,260,515   $      -
     Bank         Accumulation
                  Fund

                  NUI Stock       $649,858    $921,873     $649,858  ($272,015)
                  Fund


 *Represents a party  in interest for  the year  ended December  31, 1995.






              The accompanying notes to financial statements are an
                         integral part of this schedule.


                                SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                       NUI CORPORATION


                                                    Richard J. O'Neill
     June 28, 1996                                  Plan Administrator


                                                       Robert F. Lurie
     June 28, 1996                                        Plan Sponsor